Filed Pursuant to Rule 424(b)(5)

Registration No. 333-295047

AMENDMENT NO. 1

TO PROSPECTUS SUPPLEMENT DATED OCTOBER 1, 2026

(To Prospectus dated May 5, 2026)

ANTELOPE ENTERPRISE HOLDINGS LIMITED

Up to $100,000,000 of Class A Ordinary Shares

This Amendment No. 1 (this “Amendment”) amends and supplements the information in our prospectus supplement dated October 1, 2026 (the “Prospectus Supplement”) to the base prospectus dated May 5, 2026 (the “Base Prospectus”), filed as part of our registration statement on Form F-3 (File No. 333-295047) (the “Registration Statement”). The Prospectus Supplement relates to the offer and sale of our Class A ordinary shares, no par value per share (the “Class A Ordinary Shares”), having an aggregate offering price of up to $100,000,000, from time to time through or to D. Boral Capital LLC (“D. Boral”), acting as our sales agent or principal. Those sales are made under the At Market Issuance Sales Agreement between us and D. Boral dated October 1, 2026 (the “Sales Agreement”).

This Amendment should be read in conjunction with the Prospectus Supplement and the Base Prospectus, and both are to be delivered with this Amendment. This Amendment is qualified by reference to the Prospectus Supplement and the Base Prospectus, except to the extent that the information in this Amendment amends or supersedes the information contained in the Prospectus Supplement and the Base Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement and the Base Prospectus, and any future amendments or supplements thereto. This Amendment amends only those sections of the Prospectus Supplement listed in this Amendment. All other sections of the Prospectus Supplement remain unchanged. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Prospectus Supplement.

We are filing this Amendment to:

●	conform the description of the Sales Agreement and the disclosure in the section entitled “Plan of Distribution” in the Prospectus Supplement to the executed Sales Agreement;

●	add a risk factor about the dilutive effect of our outstanding warrants and convertible securities;

●	revise the description of a convertible promissory note in the section entitled “Capitalization” and correct certain data in the table contained in the section entitled “Capitalization”;

●	update certain information in the sections entitled “About This Prospectus Supplement,” “Prospectus Supplement Summary — Recent Developments,” “The Offering,” “Use of Proceeds” and “Dilution”; and

●	incorporate by reference our Reports on Form 6-K furnished to the SEC on September 24, 2026 and October 1, 2026.

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “AEHL.”

On October 16, 2026, the last reported sale price of our Class A Ordinary Shares on the Nasdaq Capital Market was $9.60 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page S-5 of the Prospectus Supplement, as amended by this Amendment, and the risk factors in the documents incorporated by reference into the Prospectus Supplement.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Amendment, the Prospectus Supplement or the accompanying Base Prospectus. Any representation to the contrary is a criminal offense.

AMENDMENTS TO THE PROSPECTUS SUPPLEMENT

1. ABOUT THIS PROSPECTUS SUPPLEMENT

The sentence beginning “On May 1, 2026, we filed a “shelf” registration statement” in the first paragraph of the section entitled “About This Prospectus Supplement” on page S-1 of the Prospectus Supplement is hereby amended and restated in its entirety as follows:

“On April 14, 2026, we filed a “shelf” registration statement on Form F-3 utilizing a shelf registration process relating to the securities described in this prospectus supplement, which registration statement, as amended by Amendment No. 1 thereto filed on May 1, 2026, became effective on May 5, 2026.”

Each reference in the Prospectus Supplement to the prospectus dated May 1, 2026 is hereby amended to refer to the Base Prospectus dated May 5, 2026.

2. PROSPECTUS SUPPLEMENT SUMMARY — Recent Developments

The final sentence of the paragraph beginning “On August 24, 2026, we entered into a Securities Purchase Agreement” under the heading “Prospectus Supplement Summary — Recent Developments” on page S-3 of the Prospectus Supplement is hereby amended and restated in its entirety as follows:

“On September 3, 2026, we consummated the transactions contemplated by the Securities Purchase Agreement and issued an aggregate of 15,000,000 Class A Ordinary Shares and warrants to purchase up to 15,000,000 Class A Ordinary Shares, for an aggregate purchase price of $18,990,000. For more information, see our Report on Form 6-K furnished to the SEC on September 24, 2026, which is incorporated by reference into this prospectus supplement.”

3. THE OFFERING

The row entitled “Class A Ordinary Shares outstanding after this offering” in the section entitled “The Offering” on page S-4 of the Prospectus Supplement is hereby amended by deleting “Up to 28,100,802, assuming sales of 11,641,443 shares” and replacing it with “Up to 43,100,802, assuming sales of 11,641,443 shares.”

4. RISK FACTORS

The section entitled “Risk Factors — Risks Related to the Offering” beginning on page S-5 of the Prospectus Supplement is hereby amended to add the following risk factor immediately after the risk factor entitled “You may experience future dilution as a result of future equity offerings.”:

“The exercise of our outstanding warrants and the conversion of our outstanding convertible promissory note, and any warrants we may issue in the future, will dilute the ownership interests of investors in this offering and may adversely affect the market price of our Class A Ordinary Shares.

On September 3, 2026, in connection with the closing of a private placement with certain non-U.S. investors, we issued warrants to purchase up to 15,000,000 Class A Ordinary Shares at an exercise price of $0.50 per share. This exercise price is substantially below the $9.60 closing price of our Class A Ordinary Shares on October 16, 2026. In addition, on September 10, 2026, we issued a convertible promissory note with an original principal amount of $6,000,000. That note is convertible at 80% of the lowest daily VWAP of our Class A Ordinary Shares during the three trading days ending on the conversion date. We have registered up to 12,000,000 Class A Ordinary Shares for issuance upon conversion of the note. As of October 20, 2026, warrants to purchase 15,000,000 Class A Ordinary Shares remained outstanding, and $550,000 principal amount of the note remained outstanding.

As of September 29, 2026, we had 16,459,359 Class A Ordinary Shares outstanding. The Class A Ordinary Shares issuable on exercise of these warrants and conversion of this note would therefore represent a substantial percentage of our currently outstanding Class A Ordinary Shares. The issuance of those shares will dilute the percentage ownership of investors who purchase Class A Ordinary Shares in this offering. Because the warrant exercise price and the note conversion price may be lower than the prices paid by investors in this offering, these issuances may also dilute the net tangible book value per share of their investment.

Because the conversion price of the note is set at a discount to recent market prices, the number of shares issuable on conversion increases as the market price of our Class A Ordinary Shares declines. This could create downward pressure on our share price. The holders of these securities may also sell the underlying Class A Ordinary Shares into the market, including concurrently with sales under the Sales Agreement. Sales of substantial amounts of these shares, or the perception that such sales may occur, could adversely affect the market price of our Class A Ordinary Shares and our ability to raise capital in the future. We may also issue additional warrants or other convertible securities in future financings, which would result in further dilution.”

5. USE OF PROCEEDS

The first sentence of the section entitled “Use of Proceeds” on page S-8 of the Prospectus Supplement is hereby amended and restated in its entirety as follows:

“We may issue and sell Class A Ordinary Shares having aggregate gross sales proceeds of up to $100,000,000 from time to time, before deducting sales agent commissions and expenses.”

6. DILUTION

The third paragraph and the table following the third paragraph of the section entitled “Dilution” on page S-8 of the Prospectus Supplement are hereby amended and restated in their entirety as follows:

“After giving effect to the pro forma adjustments described under ‘Capitalization’ and the assumed sale of $100,000,000 of Class A Ordinary Shares in this offering at an assumed offering price of $8.59 per share, which was the closing price of our Class A Ordinary Shares on Nasdaq on September 29, 2026 and is used solely for illustrative purposes, and after deducting estimated sales agent commissions of $2,500,000 and estimated offering expenses of $65,000, our pro forma as adjusted net tangible book value as of March 31, 2026 would have been approximately $249,442,162, or $8.20 per Ordinary Share. This would represent an immediate increase in pro forma net tangible book value of $0.10 per Ordinary Share to existing shareholders and an immediate dilution of $0.39 per Class A Ordinary Share to new investors purchasing Class A Ordinary Shares in this offering. The following table illustrates such dilution and increase in net tangible book value:

Public offering price per share (assumed)	$8.59
Net tangible book value per share as of March 31, 2026	$12.34
Increase (decrease) in net tangible book value per share attributable to pro forma adjustments	$(4.24)
Pro forma net tangible book value per share as of March 31, 2026	$8.10
Increase in pro forma net tangible book value per share attributable to new investors in this offering	$0.10
Pro forma as adjusted net tangible book value per share as of March 31, 2026, after giving effect to this offering	$8.20
Dilution per share to new investors in this offering	$0.39

The final paragraph of the section entitled “Dilution” on page S-8 of the Prospectus Supplement is hereby amended and restated in its entirety as follows:

“The foregoing discussion and table do not take into account further dilution to new investors that could occur upon the exercise or conversion of outstanding securities having a per share exercise or conversion price less than the per share offering price to new investors in this offering, including, as of October 21, 2026, (i) 15,000,000 Class A Ordinary Shares issuable upon the exercise of outstanding warrants at an exercise price of $0.50 per share and (ii) Class A Ordinary Shares issuable upon conversion of the $550,000 principal amount remaining outstanding under our convertible promissory note issued on September 10, 2026, at a conversion price equal to 80% of the lowest daily VWAP of our Class A Ordinary Shares during the three trading days ending on the conversion date. Because the conversion price of the note varies with the market price of our Class A Ordinary Shares, the number of Class A Ordinary Shares issuable upon conversion cannot be determined in advance and will increase if the market price.”

7. PLAN OF DISTRIBUTION

The first paragraph of the section entitled “Plan of Distribution” on page S-9 of the Prospectus Supplement is hereby amended and restated in its entirety as follows:

“We have entered into an At Market Issuance Sales Agreement, dated October 1, 2026 (the “Sales Agreement”), with D. Boral Capital LLC (“D. Boral”), under which we may offer and sell from time to time up to $100,000,000 of our Class A Ordinary Shares through or to D. Boral acting as our sales agent or principal. A copy of the Sales Agreement has been furnished as Exhibit 10.1 to our Report on Form 6-K furnished to the SEC on October 1, 2026, which is incorporated by reference into this prospectus supplement.”

The final sentence of the paragraph beginning “The foregoing summary of the material provisions of the Sales Agreement” on page S-10 of the Prospectus Supplement is hereby amended and restated in its entirety as follows:

“A copy of the Sales Agreement has been furnished as Exhibit 10.1 to our Report on Form 6-K furnished to the SEC on October 1, 2026, which is incorporated by reference into this prospectus supplement.”

The sentence beginning “We estimate that the total expenses for this offering” in the section entitled “Plan of Distribution” on page S-10 of the Prospectus Supplement is hereby amended and restated in its entirety as follows:

“We estimate that the total expenses for this offering, excluding commissions and expense reimbursements payable to D. Boral, will be approximately $65,000.”

8. CAPITALIZATION

The second bullet under the section entitled “Capitalization” on page S-11 of the Prospectus Supplement is hereby amended and restated in its entirety as follows:

●	On an as adjusted basis after giving effect to (i) the issuance of 750,000 Class A Ordinary Shares (12,000,000 Class A Ordinary Shares before giving effect to the Reverse Stock Split) in April 2026, (ii) the issuance of a convertible promissory note with an original principal amount of $3,000,000 on May 26, 2026 and its subsequent 100% conversion, (iii) the issuance on September 3, 2026 of 15,000,000 Class A Ordinary Shares and warrants to purchase 15,000,000 Class A Ordinary Shares for an aggregate purchase price of $18,990,000, and (iv) the issuance of a convertible promissory note with an original principal amount of $6,000,000 on September 10, 2026 and the subsequent conversion of $5,450,000 of the principal amount.

The third bullet under the section entitled “Capitalization” on page S-11 of the Prospectus Supplement is hereby amended by deleting “11,641,433” and replacing it with “11,641,443”.

The table set forth in the section entitled “Capitalization” on page S-11 of the Prospectus Supplement is hereby amended and restated in its entirety as set forth below:

	As of March 31, 2026
	Actual	As Adjusted	Pro forma as Adjusted
(in USD’000 except share data)	(unaudited)	(unaudited)	(unaudited)

	USD’000	USD’000	USD’000
Shareholders’ Equity
Ordinary shares, 200,000,000 shares authorized, 2,429,244 shares issued and outstanding, actual, as of March 31, 2025, 18,764,856 shares issued and outstanding as adjusted and 30,406,299 shares issued and outstanding, pro forma as adjusted(1)	2,429,244	18,764,856	30,406,299
Additional paid-in capital	129,700	253,156	350,591
Statutory reserves	21,238	21,238	21,238
Accumulated deficit	(122,727)	(124,147)	(124,147)
Accumulated other comprehensive income	1,760	1,760	1,760
Total shareholders’ equity	29,971	152,007	249,442
Noncontrolling interest	988	988	988
Total Equity	30,959	152,995	250,430

(1)	Amounts in this row represent numbers of shares, not U.S. dollars.

9. INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The section entitled “Incorporation of Certain Information by Reference” on page S-12 of the Prospectus Supplement is hereby amended by deleting the second bullet in its entirety and replacing it with the following:

“● the Company’s Reports on Form 6-K, as furnished to the SEC on December 19, 2025, January 14, 2026, February 13, 2026, February 27, 2026, March 3, 2026 (as amended on March 3, 2026), March 11, 2026, April 22, 2026, April 30, 2026, May 26, 2026, June 30, 2026, August 5, 2026, August 28, 2026, September 24, 2026 and October 1, 2026; and”

The paragraph beginning “All reports and other documents we subsequently file” in the section entitled “Incorporation of Certain Information by Reference” on page S-12 of the Prospectus Supplement is hereby amended by adding the following sentence at the end of that paragraph: “We also incorporate by reference into this prospectus supplement any Report on Form 6-K that we furnish to the SEC after the date of this Amendment and prior to the termination of this offering that states that it is incorporated by reference into the registration statement of which this prospectus supplement forms a part.”

Except as expressly amended by this Amendment, the Prospectus Supplement and the Base Prospectus remain unchanged, and the Sales Agreement remains in full force and effect. To the extent that any statement in this Amendment is inconsistent with a statement in the Prospectus Supplement, the Base Prospectus or any document incorporated by reference therein that was filed with or furnished to the SEC prior to the date of this Amendment, the statement in this Amendment modifies and supersedes that inconsistent statement.

D. Boral Capital LLC

The date of this Amendment is October 22, 2026.